

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2022

H. Andrew DeFerrari
Senior Vice President and Chief Financial Officer
Dycom Industries, Inc.
11780 US Highway 1, Suite 600
Palm Beach Gardens, Florida 33408

  Re: Dycom Industries, Inc.
    Form 10-K for the fiscal year ended January 30, 2021
    Filed March 5, 2021
    File No. 001-10613

Dear Mr. DeFerrari:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate & Construction